UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Tilray, Inc.

(Name of Issuer)

Class 2 Common Stock

(Title of Class of Securities)

88688T 100

(CUSIP Number)

Brendan Kennedy

2701 Eastlake Ave. E., 3rd Floor

Seattle, WA 98102

Telephone: (206) 395-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88688T 100

1.	Name of Reporting Persons. Brendan Kennedy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 13,706,097 shares(1)
		8.	Shared Voting Power 0 shares
		9.	Sole Dispositive Power 13,706,097 shares (1)
		10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,706,097 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14.	Type of Reporting Person (See Instructions)
IN

(1)

Consists of (1) 10,665,087 shares of Class 2 Common Stock held directly by Mr. Kennedy, (2) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of October 14, 2020, (3) 235,160 shares of Class 2 Common Stock held directly by a limited liability company, of which Mr. Kennedy is the sole member and has sole voting and investment power decisions as it relates to such limited liability company.

(2)

Based on (1) 133,234,189 shares of Class 2 Common Stock that were outstanding as of September 30, 2020, as set forth in the Issuer’s Form 8-A/A filed with the SEC on October 1, 2020, and (2) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of October 14, 2020.

CUSIP No. 88688T 100

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on December 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the Securities and Exchange Commission on June 19, 2020 (“Amendment 1”), and Amendment No. 2 as filed with the Securities and Exchange Commission on September 24, 2020 (“Amendment 2” and together with the Original Scheduled 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) with respect to the Class 2 Common Stock of Tilray, Inc. (the “Issuer”), having its principal executive office at 1100 Maughan Road, Nanaimo, BC, Canada. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D, as amended by Amendment 1 and Amendment 2, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Person is filing this Amendment No. 3 to report a decrease in the percentage of the class beneficially owned by the Reporting Person due to an increase in the aggregate number of outstanding securities of the Issuer and a recent sale of shares of Class 2 Common Stock by the Reporting Person, as further described in Item 5.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

The Reporting Person is the beneficial owner of 13,706,097 shares of Class 2 Common Stock, representing 10.1% of the outstanding Class 2 Common Stock. The Reporting Person’s ownership includes (1) 10,665,087 shares of Class 2 Common Stock held directly by the Reporting Person, (2) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by the Reporting Person that are exercisable within 60 days of October 14, 2020 and (6) 235,160 shares of Class 2 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member.

The percentage in the foregoing paragraph is based on (1) 133,234,189 shares of Class 2 Common Stock that were outstanding as of September 30, 2020, as set forth in the Issuer’s Form 8-A/A filed with the SEC on October 1, 2020, and (2) 2,805,850 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by the Reporting Person that are exercisable within 60 days of October 14, 2020.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheet.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheet.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheet.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheet.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth below.

Date of Transaction	Type of Transaction	Quantity		Class of Stock	Price Per Share (excluding commissions)
9/21/2020	Conversion	117,244		Class 1 Common Stock	$0.00	*
9/21/2020	Sale	500,000		Class 2 Common Stock	$5.0096	**
9/22/2020	Conversion	500,000		Class 1 Common Stock	$0.00	*
9/22/2020	Sale	500,000		Class 2 Common Stock	$5.1341	**
9/23/2020	Conversion	500,000		Class 1 Common Stock	$0.00	*
9/23/2020	Sale	500,000		Class 2 Common Stock	$4.8866	**
09/30/2020	Conversion	8,252,161	***	Class 1 Common Stock	$0.00	*
09/30/2020	Conversion	158,746	***	Class 1 Common Stock	$0.00	*

Date of Transaction	Type of Transaction	Quantity		Class of Stock	Price Per Share (excluding commissions)
10/1/2020	RSU Vesting	46,875		Class 2 Common Stock	N/A
10/1/2020	Sale	11,415	****	Class 2 Common Stock	N/A
10/14/2020	Sale	400,000		Class 2 Common Stock	$5.8283	**
10/15/2020	Sale	400,000		Class 2 Common Stock	$5.6079	**
10/16/2020	Sale	400,000		Class 2 Common Stock	$5.5964	**

*	Each share of the Issuer’s Class 1 Common Stock is convertible at any time at the option of the Reporting Person into one fully paid and nonassessable shares of the Issuer’s Class 2 Common Stock.
**	Represents the weighted average sale price.
***	All shares of Class 1 Common Stock converted into shares of the Issuer’s Class 2 Common Stock on this date.
****	Represents the number of shares withheld by the Issuer to satisfy the tax withholding obligations in connection with the vesting of the RSU.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

Not applicable.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2020	By:	*
Brendan Kennedy

Date: October 16, 2020	*By:	/s/ Julia Stark
Julia Stark, as Attorney-in-Fact

This Schedule 13D was executed by Julia Stark on behalf of Brendan Kennedy pursuant to a Power of Attorney, a copy of which was filed the SEC on September 24, 2020.